SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For October 22, 2008
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                      Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-130040) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURE

This Report contains a copy of the following:
(1)	The Press Release issued on October 22, 2008.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 22 October 2008
Nominations Supervisory Board ING Group
ING announced today that Lodewijk de Waal and Peter Elverding have been nominated by the Dutch government for the Supervisory Board of ING Group.
ING announced on 19 October that it has reached an agreement with the Dutch government to strengthen its capital position. Under the terms of the agreement the Dutch state obtained the right to nominate two members for the ING Group Supervisory Board, to be elected at the General Meeting of Shareholders (GMS) in 2009. The nominees will be represented on the Audit Committee, Corporate Governance Committee and Remuneration and Nomination Committee of the Supervisory Board. The nominees will have approval rights for decisions concerning equity issuance or buyback, strategic transactions with a value equalling more than one quarter of ING’s share capital and reserves and proposals to shareholders regarding the remuneration policy.
Following the nomination by the Dutch government ING Group will propose to the 2009 GMS the appointment of Lodewijk de Waal to the Supervisory Board of ING Group. Until his appointment he will attend the Supervisory Board as an observer for the government.
Peter Elverding is already a member of the ING Supervisory Board since 1 August 2007. Until the approval rights will become effective, he will also be an observer for the government.
The approval rights will be laid down in the Charter of the Supervisory Board and will become effective after the GMS, to be held on 27 April 2009.
Lodewijk de Waal was Chairman of the Federation of Netherlands Trade Unions (FNV) from 1997 to 2005. He was a member of the Supervisory Board of the Dutch development bank FMO until May 2008. He is member of the Supervisory Board of the Dutch pension fund PGGM and has several functions with social cultural organisations and in the area of development cooperation. He is currently director of Humanitas, Dutch association for social services and community structure.
Peter Elverding was Chairman of the Managing Board of the chemical and nutrition company DSM where he retired on 1 May 2007. He is member of the Supervisory Board of Océ (Chairman), SHV, Q-Park and Campina. He is also Chairman of the Supervisory Board of the University of Maastricht.
Additional information on the composition of the Supervisory Board of ING Group can be found on www.ing.com.
Press enquiries
Peter Jong
ING
+31 20 541 5457
Peter.Jong@ing.com
Profile ING
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 130,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: October 22, 2008